VIA EDGAR

November 20, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares XRP ETF
Amendment No. 2 to Registration Statement on Form S-1
Filed October 10, 2025
File No. 333-282942

To Whom it May Concern:

On behalf of 21Shares XRP ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s supplemental responses to the correspondence filed on October 10, 2025. The correspondence was filed in response to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated September 18, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on August 22, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 4 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

With Respect to the Staff’s Correspondence dated September 18, 2025:

Comment 8: United States Federal Income Tax Consequences, page 104: We note that you discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to grantor trust status and describe the reasons for and level of any uncertainty, if applicable.

Response: With respect to the Staff’s comment, the Trust supplementarily advises the Staff that it has further revised disclosure on Page 110 of the Pre-Effective Amendment and has filed as Exhibit 8.1 to the Pre-Effective Amendment a Tax Opinion of Dechert LLP.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP